Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Community Shores Bank Corporation

ChoiceOne Financial Services, Inc.

This presentation contains forward looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements related to risks and uncertainties related to, and the impact of, the global coronavirus (COVID - 19 ) pandemic on the businesses, financial condition and results of operations of ChoiceOne and its customers and statements regarding the outlook and expectations of ChoiceOne Financial Services, Inc. (“ ChoiceOne ” or “COFS”) and Community Shores Bank Corporation (“Community Shores” or “CSHB”) with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, cost savings, the tangible book value earn - back period and other operating and return metrics), and the timing of the closing of the transaction. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward - looking statements. Furthermore, neither ChoiceOne nor Community Shores undertake any obligation to update, amend, or clarify forward - looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following : • the impact of the global coronavirus (COVID - 19 ) pandemic ; • the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) ; • the failure of Community Shores to obtain shareholder approval, or for ChoiceOne or Community Shores to satisfy any of the other closing conditions to the transaction on a timely basis or at all ; • the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement ; • the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and Community Shores do business, or as a result of other unexpected factors or events ; • the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value ; • diversion of management’s attention from ongoing business operations and opportunities ; • potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction ; and • the outcome of any legal proceedings that may be instituted against ChoiceOne or Community Shores. Additional risk factors include, but are not limited to, the risk factors described in Item 1 A in ChoiceOne’s Annual Report on Form 10 - K for the year ended December 31, 2019, and in Part II Item 1 A of ChoiceOne’s Quarterly Report on Form 10 Q for the quarter ended March 31, 2020. forward-looking statements

Banking • Branch offices open by appointment • Drive - ups open during normal hours • Online and mobile banking – apply for loans, open accounts, deposit checks Deferred Payments as of April 30 • 362 Consumer Loans • 442 Commercial Loans Paycheck Protection Program (PPP) Loans as of April 30 • Processed 945 applications • Representing over $120 million to local businesses affected by the pandemic Provision for loan losses - Increased by $775,000 in the first quarter of 2020 Rates - Federal Reserve has dropped funding rates by 1.50% since the beginning of March COVID - 19 OUR RESPONSE loan information * • Food Services loans – 4.1% • Construction loans – 6.0% • Health Care and Social Assistance – 12.2% *Values represent a percentage of ChoiceOne Commercial Loans boards of directors BACK ROW: Bradley F. McGinnis, Gregory A. McConnell, Patrick A. Cronin, Eric E. Burrough, Curt E. Coulter, Kelly J. Potes MIDDLE ROW: David H. Bush, Harold J. Burns, Jack G. Hendon, Keith D. Brophy, Michael J. Burke, Jr., James A. Bosserd FRONT ROW: Bruce J. Cady, Roxanne M. Page, Michelle M. Wendling, Paul L. Johnson, David J. Churchill, Nels W. Nyblad, Greg L. Armock Holding Company & Bank Board Member Bank Board Member

senior management Steven M. DeVolder SVP, Chief Trust Officer Shelly M. Childers SVP, Chief Information Officer Peter Batistoni SVP, Chief Lending Officer Michael J. Burke, Jr. President Bradley A. Henion SVP, Chief Lending Officer Lee A. Braford SVP, Chief Credit Officer Thomas L. Lampen SVP, Chief Financial Officer Adom J. Greenland SVP, Chief Operating Officer Kelly J. Potes CEO

Our bank MISSION our bank VISION Our mission is to provide superior service, quality advice, and show utmost respect to everyone we meet. Our vision is to become the best bank in Michigan.

retirements Bruce Cady CEO, Lakestone Bank & Trust – 20 years Debra Coe VP, Bank Operations – 28 years Joseph Black SVP, Chief Financial Officer – 31 years Bonnie Koehn VP, Client Development – 22 years Gary Drainville VP, Chief Trust Officer – 35 years bank highlights • Consolidation of Lakestone Bank & Trust into ChoiceOne Bank is complete • Bank footprint consists of 29 offices from the East to West coast of Michigan • 12 th largest bank headquartered in Michigan • Established trust services across the state • Modern, updated brand identity with new advertising campaigns MORE CHOICES. With the name to prove it. choiceone bank choiceone wealth management choiceone financial advisors award - winning A YEAR OF ACCOMPLISHMENT 2019 Silver Addy 2019 True North Community Partner Award 2019 Best Small Business Solutions Nomination 2019 Five Star Bank 2019 Newsmaker Finalist of the Year 2019 Financial Literacy Award 2019 Best of FinXTech Startup Innovation Finalist with Plinqit 2019 Editor’s Choice Award for Community Commitment

community support GIVING BACK 122 YEARS IN THE COMMUNITY 5,600+ VOLUNTEERED HOURS $352,000+ IN COMMUNITY DONATIONS & SPONSORSHIPS

financial PERFORMANCE

$568,000 $607,000 $647,000 $671,000 $1,386,000 $400,000 $600,000 $800,000 $1,000,000 $1,200,000 $1,400,000 $1,600,000 2015 2016 2017 2018 2019* Asset Size (in thousands) Linear (Asset Size (in thousands)) total assets *2019 includes the impact of the merger with County Bank Corp. effective on October 1, 2019.

$349,000 $369,000 $399,000 $409,000 $802,000 $250,000 $350,000 $450,000 $550,000 $650,000 $750,000 $850,000 2015 2016 2017 2018 2019* Gross Loan Balance at year end (in thousands) Linear (Gross Loan Balance at year end (in thousands)) *2019 includes the impact of the merger with County Bank Corp. effective on October 1, 2019. gross loans balance

$475,000 $512,000 $540,000 $577,000 $1,155,000 $250,000 $350,000 $450,000 $550,000 $650,000 $750,000 $850,000 $950,000 $1,050,000 $1,150,000 $1,250,000 2015 2016 2017 2018 2019* Gross Deposit Balance at year end (in thousands) Linear (Gross Deposit Balance at year end (in thousands)) *2019 includes the impact of the merger with County Bank Corp. effective on October 1, 2019. gross deposits balance

$5,743 $6,090 $6,168 $7,333 $7,171 $8,940 $4,000 $5,000 $6,000 $7,000 $8,000 $9,000 $10,000 2015 2016 2017 2018 2019 Net Income at year end (in thousands) Net Income Adjusted for Merger Expenses* *Net income adjusted for merger expenses excludes expenses, net of associated taxes, of $1,769,000 that were related to the merger with County Bank Corp. which was effective on October 1, 2019 and the acquisition of Community Shores Bank Corporation, announced on January 6, 2020 which is expected to become effective July 1, 2020, subject to Community Shores Bank Corporation shareholder approval and other customary closing conditions. 5 years net income

4.41% Cash Dividend Yield (per Yahoo Finance) *Amounts have been adjusted for a 5% Stock Dividend on May 31, 2017 and May 31, 2018. **Dividends in 2019 included a special dividend of $0.60 per share paid on September 30, 2019 in connection with the merger with County Bank Corp. $0.60 $0.62 $0.64 $0.71 $0.80 $0.60 0.25 0.45 0.65 0.85 1.05 1.25 1.45 1.65 ANNUAL DIVIDEND PAYOUT PER SHARE* cash dividends per share * * * * **

ChoiceOne Financial Services, Inc. Sparta, Michigan has agreed to acquire Community Shores Bank Corporation Muskegon, Michigan choiceone financial services, inc community shores bank corporation Meet Community Shores Bank • Serving Muskegon and Ottawa counties since 1999 • Majority of Community Shores shareholders are local • Four branches covering Muskegon and Grand Haven • Only bank headquartered in Muskegon County • Committed to its communities • Recognized for efforts for fair housing • Involvement of many staff in local charities • Transaction expected to close July 1, 2020 pro forma branch map



Midland
Bay City
Saginaw
Flint
Lansing
Holland
Wyoming
Warren

ChoiceOne Bank   Community Shores Bank

Institution	2019 Rank	Branches	Deposits	Market Share (%)
Muskegon, MI				
Fifth Third Bancorp	1	6	434,382	27.05
PNC Financial Services Group	2	7	384,575	23.94
ChoiceOne Financial Services Pro Forma	**3**	**5**	**212,500**	**13.23**
Huntington Bancshares Inc.	3	5	206,766	12.87
Comerica Inc.	4	4	189,631	11.81
Community Shores Bank Corp.	**5**	**3**	**161,800**	**10.07**
Shelby Financial Corp.	6	4	79,080	4.92
ChoiceOne Financial Services	**7**	**2**	**50,700**	**3.16**
JPMorgan Chase & Co.	8	1	41,336	2.57
TCF Financial Corp.	9	1	35,302	2.20
Independent Bank Corp.	10	1	22,560	1.40
Total Muskegon, MI		**34**	**1,606,132**	**100.00**
Ottawa, MI				
Fifth Third Bancorp	1	13	934,132	20.71
Macatawa Bank Corp.	2	16	842,538	18.68
Huntington Bancshares Inc.	3	14	743,292	16.48
TCF Financial Corp.	4	9	602,154	13.35
West Michigan Community Bank	5	8	418,442	9.28
JPMorgan Chase & Co.	6	5	361,657	8.02
Flagstar Bancorp Inc.	7	4	171,120	3.79
PNC Financial Services Group	8	4	168,671	3.74
Comerica Inc.	9	4	100,960	2.24
Mercantile Bank Corp.	10	1	64,518	1.43
ChoiceOne Financial Services Pro Forma	**11**	**2**	**61,684**	**1.37**
ChoiceOne Financial Services	**11**	**1**	**44,478**	**0.99**
Community Shores Bank Corp.	**12**	**1**	**17,206**	**0.38**
Horizon Bancorp Inc.	13	1	14,381	0.32
First National Bancorp Inc.	14	1	13,053	0.29
United Bank Financial Corp.	15	1	9,697	0.21
Old National Bancorp	16	1	4,956	0.11
Total Ottawa, MI		**85**	**4,511,255**	**100.00**

Source: S&P Global Market Intelligence; Deposit data as of June 30, 2019 investment considerations

Organizational Strengths	• Community Shores is the largest community bank serving the growing Muskegon, Michigan market (1) • Employee continuity at Community Shores is strong, with many employees being employed since the bank opened including the CEO and CFO • Strong management team with identified positions with ChoiceOne for Community Shores CEO and CLO post-transaction
Attractive Balance Sheet	• Q3 2019 loan/deposit ratio of 83.6% at Community Shores (75.4% at ChoiceOne) • Attractive deposit franchise with ~75% non-time deposits, including 22.5% noninterest-bearing demand deposits ($41.4mm)
Commercially-focused	• Complementary commercial-focused loan portfolio with ~79% commercial loans • Strong loan yields, led by commercial book – 5.4% blended yield on loan portfolio • Pro forma balance sheet will increase lending opportunities with larger lending limits to service commercial customers
Acquisition Rationale	• The combined company will have the opportunity to deploy existing low-cost funding into strategic markets in West Michigan (Muskegon, Michigan is part of ChoiceOne's defined CRA assessment area) • Community Shores' commercially driven loan focus in primary service market is very attractive • Anticipated cost savings from the combined organization expected to be accretive to earnings • Attractive core deposit base expected to provide support for future expansion • Joining forces is a natural geographical and cultural fit • The combined company has deep roots in Michigan and this acquisition is expected to enhance the impact on local communities

(1) Based on deposit market share.

NASDAQ NASDAQ MARKET – 7 FEB. 2020 Market Makers in ChoiceOne Financial Services, Inc. Stock D.A. Davidson & Co. 3773 Attucks Drive Powell, Ohio 43065 800.394.9230 Boenning & Scattergood, Inc. 200 Barr Harbor Drive, Suite 300 West Conshohocken, PA 19428 - 2979 800.883.1212 Stock Registrar & Transfer Agent Continental Stock Transfer & Trust Company 1 State Street Plaza; 30th Floor New York, NY 10004 - 1561 212.509.4000 ChoiceOne Financial Services, Inc. common stock is quoted on the NASDAQ Capital Market as COFS. Raymond James & Associates 2060 East Paris Avenue SE Suite 250 Grand Rapids, MI 49546 616.974.3380 Stifel, Nicolaus & Company, Inc. 5181 Cascade Road SE Grand Rapids, MI 49546 616.224.1553

questions?

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